

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 9, 2017

Nadir Ali
Chief Executive Officer
Inpixon
2479 E. Bayshore Road, Suite 195
Palo Alto, CA 94303

      Re: **Inpixon**
               Preliminary Proxy Statement on Schedule 14A
               Filed October 27, 2017
               File No. 001-36404

Dear Mr. Ali:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   /s/ Jan Woo

                                   Jan Woo
                                   Legal Branch Chief
                                   Office of Information
                                   Technologies and Services

cc: Jolie Kahn, Esq.
         Wexler Burkhart Hirschberg & Unger, LLP